Filed Pursuant to Rule 433

Registration Statement No. 333-224979

PRICING TERM SHEET

February 11, 2019

F.N.B. Corporation

$120,000,000 4.950% Fixed-to-Floating Rate Subordinated Notes due 2029

Issuer:	F.N.B. Corporation (the “Company”)

Expected Ratings:

Baa3 / BBB (Moody’s / KBRA)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Security:	4.950% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Notes”)

Principal Amount:	$120,000,000

Maturity Date:	February 14, 2029

Offering Format:	SEC Registered

Trade Date:	February 11, 2019

Settlement Date:	February 14, 2019

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Yield:	2.652%

Spread to Benchmark Treasury:	T + 229.8 bps

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	4.950%, accruing from and including February 14, 2019 to but excluding February 14, 2024 (“Fixed Rate Period”), payable semi-annually in arrears on each August 14 and February 14, commencing on August 14, 2019 and ending on February 14, 2024. If any Interest Payment Date on or before February 14, 2024 is not a business day, then such date will nevertheless be an Interest Payment Date but the interest on the Notes will be paid on the next succeeding business day (without adjustment in the amount of the interest paid).

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 2.400%, reset quarterly, accruing from and including February 14, 2024 to but excluding the Maturity Date (“Floating Rate Period”), payable quarterly in arrears on each February 14, May 14, August 14 and November 14, commencing on May 14, 2024 (subject to adjustment for business days); provided, however, in the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero. If any Interest Payment Date after February 14, 2024 that would otherwise be an Interest Payment Date is not a business day, then the next succeeding business day will be the applicable Interest Payment Date and interest on the Notes will be paid on such next succeeding business day, unless such day falls in the next calendar month, in which case the Interest Payment Date will be brought forward to the immediately preceding day that is a business day.

Business Day:	A “business day” means, for interest payable on or before February 14, 2024 or for any repayment of principal on the Maturity Date or any earlier date of redemption, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, executive order or regulation to close in The City of New York or, if applicable, any other place of payment for the Notes, and, for interest payable after February 14, 2024 (other than on the Maturity Date or any earlier date of redemption), any such day that is also a London banking day (as defined in the preliminary prospectus supplement, dated February 11, 2019, the “Preliminary Prospectus Supplement”).

Day Count Convention:	30/360 during the Fixed Rate Period, and Actual/360 during the Floating Rate Period.

Optional Redemption:	The Issuer may, at its option, redeem the Notes, in whole or in part, beginning on February 14, 2024, and on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption after the Occurrence of a Tax Event, Regulatory Capital Treatment Event or 1940 Act Event:	The Issuer may redeem the Notes, in whole but not in part, at any time, including prior to February 14, 2024, at a price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, upon the occurrence of a “Tax Event”, “Regulatory Capital Treatment Event” or “1940 Act Event” (each as defined in the Preliminary Prospectus Supplement).

Subordination:	The Notes will be subordinated in right of payment to all current and future senior indebtedness of F.N.B. Corporation, as described in the Preliminary Prospectus Supplement.

Use of Proceeds:	For general corporate purposes, which may include investments at the holding company level, providing capital to support the growth of First National Bank of Pennsylvania and the Company’s business, repurchases of the Company’s common shares, repayment of maturing obligations and refinancing of outstanding indebtedness (including the redemption of certain callable trust preferred securities issued by one or more of the Company’s trust affiliates) and the payment of the cash consideration components of future acquisitions

Price to Public:	100% of principal amount

Underwriters’ Discount:	1.000% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$118,800,000

CUSIP / ISIN:	30259J AA1 / US30259JAA16

Alternative Settlement Cycle:	We expect to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Sandler O’Neill & Partners, L.P.

Co-Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC by calling 1-866-718-1649; or Sandler O’Neill & Partners, L.P. by calling 866-805-4128.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.